Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2019 and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2018 and the other information contained in such annual report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated:

	Six months ended June 30,
	2019	2018
Revenues	100%	100%
Cost of revenues	81.1	77.7
Gross profit	18.9	22.3
Research and development expense	6.2	5.6
Marketing, general and administrative expense	5.4	5.0
Operating profit	7.3	11.7
Financing and other income (expense), net	0.3	(1.5)
Profit before income tax	7.6	10.2
Income tax expense, net	(0.1)	(0.6)
Net profit	7.5	9.6
Net loss attributable to the non-controlling interest	0.2	0.1
Net profit attributable to the company	7.7%	9.7%

The following table sets forth certain statement of operations data for the periods indicated (in thousands):

	Six months ended June 30,
	2019	2018
Revenues	$616,171	$647,848
Cost of revenues	499,613	503,155
Gross profit	116,558	144,693
Research and development expense	37,980	36,439
Marketing, general and administrative expense	33,479	32,109
Operating profit	45,099	76,145
Financing and other income (expense), net	1,672	(9,222)
Profit before income tax	46,771	66,923
Income tax expense, net	(649)	(3,733)
Net profit	46,122	63,190
Net loss attributable to the non-controlling interest	1,030	670
Net profit attributable to the company	$47,152	$63,860

Six months ended June 30, 2019 compared to six months ended June 30, 2018

Revenues. Revenues for the six months ended June 30, 2019 were $616.2 million, as compared to $647.8 million for the six months ended June 30, 2018. This reduction is attributed mainly to a $36.6 million revenue reduction from Panasonic Semiconductor Solutions (“PSCS”), mainly due to the terms of the extended agreements signed in March 2019 with PSCS, which resulted in, among others, pricing reduction for products and services provided from TPSCo to PSCS. For additional information on the terms of the extended contract, see Note 3A to the unaudited condensed interim consolidated financial statements as of June 30, 2019.

Cost of Revenues. Cost of revenues for the six months ended June 30, 2019 amounted to $499.6 million as compared to $503.2 million for the six months ended June 30, 2018. This small decrease of $3.6 million in manufacturing cost, as compared to the $31.6 million reduced revenues, attributed mainly to the above referenced TPSCo - PSCS extension agreement, according to which, revised pricing levels were established as well as to the fact that a large portion of our costs is fixed.

 Gross Profit. Gross profit for the six months ended June 30, 2019 amounted to $116.6 million as compared to $144.7 million for the six months ended June 30, 2018. The decrease in gross profit resulted directly from the $31.6 million revenue reduction described above, while the decrease in cost of revenue was $3.6 million as described above.

Research and Development. Research and development expense for the six months ended June 30, 2019, amounted to $38.0 million as compared to $36.4 million in the six months ended June 30, 2018, a 4% increase, which reflects our focus to enhance our mid-term and long-term products’ funnel, technology capabilities and future design wins.

Marketing, General and Administrative. Marketing, general and administrative expense for the six months ended June 30, 2019 amounted to $33.5 million, an increase of $1.4 million as compared to $32.1 million recorded in the six months ended June 30, 2018.

Operating Profit. Operating profit for the six months ended June 30, 2019 amounted to $45.1 million as compared to $76.1 million for the six months ended June 30, 2018. The $31.0 million decrease in operating profit resulted mainly from the $28.1 million reduction in gross profit described above.

Financing and Other Income (Expense), Net. Financing and other income, net for the six months ended June 30, 2019 amounted to $1.7 million as compared to financing and other expense, net of $9.2 million for the six months ended June 30, 2018. During the six months ended June 30, 2019, interest income was higher resulting from higher balance of interest-bearing bank deposits, and investment in marketable securities and financing expense was lower than 2018 expense mainly due to the full conversion of Jazz Notes during 2018.

Income Tax Expense, Net. Income tax expense, net for the six months ended June 30, 2019 amounted to $0.6 million as compared to $3.7 million in the six months ended June 30, 2018. The decrease in income tax expense, net in the amount of $3.1 million was mainly due to the $20.2 million lower profit before tax as described above.

 Net Profit. Net profit for the six months ended June 30, 2019 amounted to $47.2 million as compared to a net profit of $63.9 million for the six months ended June 30, 2018.  The decrease in net profit in the amount of $16.7 million was mainly due to the decrease of $31.0 million in operating profit, offset by $10.9 million increase in financing and other income, net and $3.1 million lower income tax expense, as explained above.

Impact of Currency Fluctuations

 The Company currently operates in three different regions: Japan, the United States and Israel. The functional currency of the United States and Israel entities is the US dollar (“USD”). The functional currency of our subsidiary in Japan is the Japanese Yen (“JPY”). Our expenses and costs are denominated mainly in USD, JPY and New Israeli Shekels (“NIS”), revenues are denominated mainly in USD and JPY and our cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. Therefore, the Company is exposed to the risk of currency exchange rate fluctuations in Israel and Japan.

The USD costs of our operations in Israel is influenced by changes in the USD to NIS exchange rate, with respect to costs that are denominated in NIS. During the six months ended June 30, 2019, the USD depreciated against the NIS by 4.9%, as compared to 5.3% appreciation during the six months ended June 30, 2018.

The fluctuation of USD against the NIS can affect our results of operations. Appreciation of the NIS has the effect of increasing the cost, in USD terms, of some of the Company’s Israeli purchases and labor NIS denominated costs, which may lead to erosion in the profit margins. The Company uses foreign currency cylinder transactions to hedge a portion of this currency exposure to be contained within a pre-defined fixed range. In addition, the Company executed swap-hedging transactions to hedge the exposure to the fluctuation of USD against the NIS to the extent it relates to non-convertible Series G debentures, which are denominated in NIS.

The majority of TPSCo revenues are denominated in JPY and the majority of the expenses of TPSCo are in JPY, which limits the exposure to fluctuations of the USD / JPY exchange rate on TPSCo’s results of operations. In order to mitigate a portion of the net exposure to the USD / JPY exchange rate, the Company has engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined fixed range.

During the six months ended June 30, 2019, the USD depreciated against the JPY by 2.0%, as compared to 1.6% depreciation during the six months ended June 30, 2018. The net effect of USD depreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) in the balance sheet.

Liquidity and Capital Resources

As of June 30, 2019, the Company had an aggregate amount of $405.2 million in cash and cash equivalents, as compared to $385.1 million as of December 31, 2018. The main cash activities during the six months ended June 30, 2019 were: $147.0 million positive cash flow generated from operating activities; $85.4 million invested in property and equipment, net of proceeds received from sales of equipment; $33.8 million invested in short-term deposits, marketable securities and other assets, net; and $10.5 million debt repaid.

As included in Note 2 to the unaudited condensed interim consolidated financial statements as of June 30, 2019, the Company implemented effective January 1, 2019, the new accounting standard ASU 2016-2 “Leases” (“ASU 2016-02”), which primarily changed the leases accounting for operating leases by requiring recognition of lease right-of-use assets and lease liabilities. As of June 30, 2019, the present value of the new lease assets and liabilities was approximately $36 million, which was recorded in the balance sheet.

Short-term and long-term debt presented on the balance sheet as of June 30, 2019, including bank loans, debentures, operating leases and capital leases amounted to $45.2 million and $275.9 million, respectively. As of June 30, 2019, the aggregate principal amount of debentures was $131.2 million and its carrying amount in the balance sheet was $127.2 million, of which $18.1 million were presented as short-term liability.